CONTACTS:
Angus C. Morrison
Sr. VP & Chief Financial Officer
(770) 822-4295

FOR IMMEDIATE RELEASE

August 13, 2002

NATIONAL VISION REPORTS SECOND QUARTER AND SIX-MONTH RESULTS
FOR THE PERIOD ENDED JUNE 29, 2002

LAWRENCEVILLE, GEORGIA – National Vision, Inc., a national retail optical company, today announced results for the second quarter and six months ended June 29, 2002.

For the quarter, the Company recorded net sales of $61.2 million and gross profit of $34.3 million, versus pro forma net sales and gross profit of $60.0 million and $33.7 million, respectively, recorded in the comparable period last year from the Company’s continuing operations.  Sales from domestic stores that are part of continuing operations increased by 1.0% from levels recorded in the comparable period last year.  Earnings before interest, taxes, depreciation, and amortization (EBITDA) in the current period were $6.9 million, down slightly from pro forma EBITDA of $7.1 million achieved in the comparable period last year.  At the end of the second quarter, the Company operated 518 vision centers, versus 503 vision centers on a pro forma basis at the end of the second quarter a year ago.  Of the Company’s current vision centers, 399 are in domestic Wal-Mart stores, 37 are in Wal-Mart de Mexico stores, 58 are located in Fred Meyer stores, and 24 are in military bases throughout the United States.

For the six months ended June 29, 2002, net sales were $123.1 million and gross profit was $69.1 million, versus pro forma net sales and gross profit of $120.9 million and $67.1 million, respectively, recorded in the comparable period last year from the Company’s continuing operations.  Sales for our domestic stores that are part of continuing operations were up 1.5% from levels recorded in the comparable period last year.  Earnings before interest, taxes, depreciation, and amortization (EBITDA) declined slightly in the current period to $14.0 million from pro forma EBITDA of $14.4 million in the comparable period a year ago.

All references to pro forma results in this release refer to results of the Company’s current vision centers after giving effect to the dispositions made during the Company’s restructuring process as if they had occurred at the beginning of the periods indicated.  Additionally, pro forma results are prior to restructuring and reorganization costs incurred during the bankruptcy proceedings, as well as significant non-cash provisions.  A reconciliation between pro forma results and historical results presented in the Company’s 2002 second quarter 10-Q is set forth in the attached financial tables.

The Company made significant cash payments during the first half of 2002, including a principal repayment of $1.6 million, a semi-annual interest payment of $7.1 million, and the final 2001 rent reconciliation payment to Wal-Mart.  These payments were funded from current cash balances and cash flow from operations.  After making these payments, the Company had cash balances at June 29 of $12.9 million, versus a 2001 year-end cash balance of $9.8 million.  The Company expects to make a principal repayment of $4.2 million on August 31, 2002.

The Company adopted “fresh start” accounting on June 2, 2001.  The attached Pro Forma Condensed Consolidated Statements of Operations present pro forma information for the continuing businesses. Due to the fresh start accounting and the disposition of unprofitable store operations, the results since June 2, 2001 are generally not comparable to periods prior to this date.

The Company further disclosed that each of its Chief Executive Officer and its Chief Financial Officer will sign the certification called for under Section 906 of the Sarbanes-Oxley Act of 2002 and that the Company will file the certification with the Securities and Exchange Commission.

In conjunction with the second quarter results, the Company will hold an Investor Relations Conference Call on Tuesday, August 13, 2002 at 11:00 a.m. EST.  The general public can access this Conference Call via the Company’s web site at www.nationalvision.com.  At the conclusion of the prepared remarks by management, the Company will accept and address questions from institutional investors.  The Company’s common stock and senior notes are listed on the American Stock Exchange. The common stock of the Company trades under the symbol “NVI” and the senior notes trade under the symbol “NVI.A”.

- FINANCIAL TABLES TO FOLLOW -

This release includes statements concerning the Company's plans, beliefs and expectations for future periods.  These “forward-looking statements” may be identified by the use of words such as “intends,” “contemplates,” “believes,” “anticipates,” “expects,” “should,” “could,” “would” and words of similar import.  These forward-looking statements involve known and unknown risks and uncertainties that could cause actual results to differ materially from the expectations expressed or implied in such statements.  With respect to such forward-looking statements and others that may be made by, or on behalf of, the Company, the factors described as "Risk Factors" in the Company's Report on Form 8-K, filed on May 15, 2002, could materially affect the Company's actual results.

These risks and uncertainties include, among others, impaired relationships with the Company’s vendors or customers as a result of the Company’s recent emergence from bankruptcy, the Company’s high leverage and its potential inability to repay its debt, an adverse change in the Company’s relationship with Wal-Mart, changes in economic conditions (including an increase in interest rates), financial markets or customer demand, the level of competition in the retail eyecare industry, federal and state regulation of the healthcare and insurance industries (particularly in California), the Company's financial condition and other risks and uncertainties set forth in the Company's filings with the Securities and Exchange Commission.

All forward-looking statements included in this release are based upon management's present expectations and the information available at this time. The Company does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or other factors.

National Vision, Inc.
Pro Forma Condensed Consolidated Statements of Operations (a)
(in thousands – unaudited)

	Three Months Ended		Six Months Ended

	June 29, 2002	June 30, 2001	June 29, 2002	June 30, 2001

Net Sales	$ 61,236	$ 60,042	$ 123,109	$120,948
Cost of Goods Sold	26,982	26,343	53,961	53,892

Gross Profit	34,254	33,699	69,148	67,056
Selling, General and Admin. Expense (b)	32,246	30,010	64,980	58,939

Operating Income	$2,008	$3,689	$4,168	$8,117

Capital Expenditures	$ 1,357	$1,100	$2,153	$2,300
Depreciation and Amortization Expense	$4,868	$3,443	$9,821	$6,260

EBITDA (c)	$6,876	$7,132	$13,989	$14,377

National Vision, Inc.
Condensed Consolidated Balance Sheets
(in thousands)

	June 29, 2002	December 29, 2001
Assets:

Cash	$ 12,939	$ 9,846
Accounts receivable, net	2,493	3,939
Inventories	19,764	18,621
Prepaid expenses	1,392	636
Net Property and Equipment	20,675	24,682
Other Assets and Deferred Costs, net	1,425	1,946
Intangible Value of Contractual Rights (d)	105,459	109,246

	$164,147	$168,916

Liabilities and Shareholders' Equity:
Accounts Payable and Accrued Expenses	$29,564	$29,642
Senior Subordinated Notes	118,403	120,000
Revolving Credit Facility	-	-
Total Shareholders’ Equity	16,180	19,274

	$164,147	$168,916

(a)    Pro-Forma results represent unaudited financial results for the continuing businesses for the periods indicated, and are prior to restructuring and reorganization costs incurred during the bankruptcy proceedings, as well as large non-cash provisions.

(b)    For the three and six months ended June 29, 2002, the Company recorded depreciation expense related to fresh start accounting and amortization expense of intangible value of contractual rights, which, in the aggregate, approximates $1.5 million and $3.8 million, respectively.

(c)    EBITDA represents earnings before interest, taxes, depreciation and amortization expense prior to restructuring and reorganization costs and significant non-cash provisions.

(d)    Intangible value of contractual rights was established upon emergence from bankruptcy.  This amount will be amortized on a straight-line basis over a 15-year period.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands except per share information)
(Unaudited)

	Successor		| | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | |	Predecessor

	Three months	One month		Two months
	ended	ended		ended
	June 29, 2002	June 30, 2001		June 2, 2001

Net sales	$61,236	$18,606		$45,822
Cost of goods sold	26,982	8,295		20,236

Gross profit	34,254	10,311		25,586
Selling, general & administrative expense	32,246	9,938		25,906

Operating income / (loss)	2,008	373		(320)
Interest expense, net	3,564	1,109		411

Loss before reorganization expense & taxes	(1,556)	(736)		(731)
Reorganization items	--	--		(98,261)

Earnings / (loss) before taxes & extraordinary item	(1,556)	(736)		97,530
Income tax benefit	--	--		--

Net earnings / (loss) before extraordinary item	(1,556)	(736)		97,530
Extraordinary items, net of tax	--	--		17,182

Net earnings/(loss)	$(1,556)	$(736)		$114,712

Basic and diluted earnings / (loss) per share:
Earnings / (loss) before extraordinary item	$(0.31)	$(0.15)		$4.61
Extraordinary item, net	--	--		0.81

Net earnings / (loss) per share	$(0.31)	$(0.15)		$5.42

NATIONAL VISION, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands except per share information)
(Unaudited)

	Successor		| | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | |	Predecessor

	Six month	One month		Five months
	ended	ended		ended
	June 29, 2002	June 30, 2001		June 2, 2001

Net sales	$123,109	$18,606		$120,557
Cost of goods sold	53,961	8,295		54,761

Gross profit	69,148	10,311		65,796
Selling, general & administrative expense	64,980	9,938		64,977

Operating income	4,168	373		819
Interest expense, net	7,144	1,109		1,150

Loss before reorganization expense & taxes	(2,976)	(736)		(331)
Reorganization items	--	--		(96,473)

Earnings / (loss) before taxes & extraordinary item	(2,976)	(736)		96,142
Income tax benefit	--	--		--

Net earnings / (loss) before extraordinary item	(2,976)	(736)		96,142
Extraordinary item, net of tax	--	--		17,182

Net earnings / (loss)	$(2,976)	$(736)		$113,324

Basic and diluted earnings / (loss) per share:
Earnings / (loss) before extraordinary item	$(0.60)	$(0.15)		$4.54
Extraordinary item, net	--	--		0.81

Net earnings / (loss) per share	$(0.60)	$(0.15)		$5.35

National Vision, Inc.
Condensed Consolidated Statement of Operations
Reconciliation of Pro Forma Information with Historical Consolidated Statements of Operations

	Three Months Ending
	June 30, 2001

	As Reported (A)		Adjustments		Pro Forma

Net sales	$64,428		$4,386	(C)	$60,042
Cost of goods sold	28,531		2,188	(C)	26,343

Gross profit	35,897		2,198		33,699
Less selling, general & administrative	35,844		2,934	(C)	32,910
Addback non-cash provision (B)	3,900	(B)	1,000	(B)	2,900	(B)

Operating income / (loss) (D)	3,953		264		3,689
Addback depreciation and amortization	3,462		19	(C)	3,443

EBITDA prior to significant provisions	$7,415		$283		$7,132

	Six Months Ending
	June 30, 2001

	As Reported (A)		Adjustments		Pro Forma

Net sales	$139,163		$18,215	(C)	$120,948
Cost of goods sold	63,056		9,164	(C)	53,892

Gross profit	76,107		9,051		67,056
Less selling, general & administrative	74,915		13,076	(C)	61,839
Addback non-cash provision (B)	3,900	(B)	1,000	(B)	2,900	(B)

Operating income / (loss) (D)	5,092		(3,025)		8,117
Addback depreciation and amortization	6,344		84	(C)	6,260

EBITDA prior to significant provisions	$11,436		$(2,941)		$14,377

(A)	Represents the combination of the Predecessor Company’s financial results for the two and five months ended June 2, 2001, respectively, and the Successor Company’s financial results for the one month ending June 30, 2001.

(B)	Represents the significant non-cash charge incurred for uncollectible accounts receivable of the Predecessor Company, of which $2.9 million related to ongoing host operations.
(C)	Represents the results of the freestanding operations that were either sold or closed during the restructuring of the Company.
(D)

For purposes of this pro forma presentation, Operating income excludes significant non-cash provisions, as well as costs associated with the bankruptcy, reorganization and restructuring of the Company.